UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 7)*

eSpeed, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

296643 10 9 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296643 10 9	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares of Class A Common Stock
6 SHARED VOTING POWER

21,200,365 shares of Class A Common Stock
7 SOLE DISPOSITIVE POWER

0 shares of Class A Common Stock
8 SHARED DISPOSITIVE POWER

21,200,365 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,200,365 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 296643 10 9	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares of Class A Common Stock
6 SHARED VOTING POWER

21,637,922 shares of Class A Common Stock
7 SOLE DISPOSITIVE POWER

0 shares of Class A Common Stock
8 SHARED DISPOSITIVE POWER

21,637,922 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,637,922 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 296643 10 9	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

8,115,317 shares of Class A Common Stock
6 SHARED VOTING POWER

21,813,511 shares of Class A Common Stock
7 SOLE DISPOSITIVE POWER

8,115,317 shares of Class A Common Stock
8 SHARED DISPOSITIVE POWER

21,813,511 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,928,828 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

52.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 296643 10 9	13G	Page 5 of 9

Item 1.	(a)	Name of Issuer:

eSpeed, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

110 East 59th Street New York, New York 10022

Item 2.	(a)	Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement

(attached as Exhibit 1 and incorporated herein by reference) by (i)

Cantor Fitzgerald, L.P. (“CFLP”), (ii) CF Group Management, Inc.

(“CFGM”), the managing general partner of CFLP, and (iii) Howard W.

Lutnick, the sole shareholder of CFGM (sometimes collectively referred to as the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if None, Residence:

The information required by this Item is set forth in Appendix 1 attached hereto.

	(c)	Citizenship:

The information required by this Item is set forth in Appendix 1 attached hereto.

	(d)	Title of Class of Securities:

Class A Common Stock, par value $.01 per share

	(e)	CUSIP Number:

296643 10 9

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a) (6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

CUSIP No. 296643 10 9	13G	Page 6 of 9

Item 4.	Ownership.

The following information is provided as of December 31, 2006:

Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The rights of holders of shares of Class A Common Stock and Class B Common Stock are substantially identical, except that holders of Class B Common Stock are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders in general. Class A Common Stock and Class B Common Stock are hereinafter collectively called “Common Stock.”

CFLP owns of record an aggregate of 21,200,365 shares of Common Stock (751,310 shares of Class A Common Stock and 20,449,055 shares of Class B Common Stock). CFLP shares voting and dispositive power over these shares with CFGM, its managing general partner, and with Mr. Lutnick, the sole shareholder of CFGM.

CFGM owns of record an aggregate of 437,557 shares of Common Stock (388,812 shares of Class A Common Stock and 48,745 shares of Class B Common Stock). CFGM shares voting and dispositive power over these shares with Mr. Lutnick, the sole shareholder of CFGM. In addition, CFGM has shared voting and dispositive power with respect to an aggregate of 21,200,365 shares of Common Stock owned of record by CFLP by virtue of being the managing general partner of CFLP.

Howard W. Lutnick has sole voting and dispositive power with respect to (i) 955,673 shares of Class A Common Stock owned of record by him, (ii) 7,156,250 shares of Class A Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006, and (iii) 3,394 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account. Mr. Lutnick has shared voting and dispositive power with respect to 175,589 shares of Common Stock held for the benefit of Mr. Lutnick’s descendants by The Lutnick 1999 Descendants Trust, of which Mr. Lutnick’s wife and one other person are co-trustees who must act together. Mr. Lutnick has limited powers to remove and replace the trustees of this trust. Mr. Lutnick also has shared voting and dispositive power with respect to an aggregate of 21,637,922 shares of Common Stock owned of record by CFGM and CFLP by virtue of being the sole shareholder of CFGM.

The following sets forth in tabular format the share ownership of each of the Reporting Persons:

(a) Amount beneficially owned:

(i) CFLP is the beneficial owner of 21,200,365 shares of Class A Common Stock.

(ii) CFGM is the beneficial owner of 21,637,922 shares of Class A Common Stock.

(iii) Howard W. Lutnick is the beneficial owner of 29,928,828 shares of Class A Common Stock.

(b) Percent of class:

42.1% for CFLP; 42.9% for CFGM; and 52.0% for Howard W. Lutnick.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for CFLP; 0 shares for CFGM; and 8,115,317 shares for Howard W. Lutnick.

(ii) shared power to vote or to direct the vote:

21,200,365 shares for CFLP; 21,637,922 shares for CFGM; and 21,813,511 shares for Howard W. Lutnick.

(iii) sole power to dispose or to direct the disposition of:

0 shares for CFLP; 0 shares for CFGM; and 8,115,317 shares for Howard W. Lutnick.

(iv) shared power to dispose or to direct the disposition of:

21,200,365 shares for CFLP; 21,637,922 shares for CFGM; and 21,813,511 shares for Howard W. Lutnick.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by CFLP and CFGM. With respect to Mr. Lutnick, 175,589 shares of Class A Common Stock are held for the benefit of Mr. Lutnick’s descendants by The Lutnick 1999 Descendants Trust, of which Mr. Lutnick’s wife and one other person are co-trustees who must act together. Mr. Lutnick has limited powers to remove and replace the trustees of this trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. 296643 10 9	13G	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to eSpeed, Inc. Schedule 13G/A dated February 9, 2007]

CUSIP No. 296643 10 9	13G	Page 8 of 9

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 9th day of February, 2007, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13G with respect to the Class A Common Stock, par value $.01 per share, of eSpeed, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.	Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

CUSIP No. 296643 10 9	13G	Page 9 of 9

Appendix 1

Address of principal business office and citizenship or place of organization of each Reporting Person required by Items 2(b) and (c).

NAME OF PERSON FILING	ADDRESS OF PRINCIPAL BUSINESS OFFICE	CITIZENSHIP OR PLACE OF ORGANIZATION
Cantor Fitzgerald, L.P.	110 E. 59th Street New York, NY 10022	Delaware limited partnership

CF Group Management, Inc.	110 E. 59th Street New York, NY 10022	New York corporation

Howard W. Lutnick	c/o Cantor Fitzgerald, L.P. 110 E. 59th Street New York, NY 10022	United States citizen